Contact

www.linkedin.com/in/nina-nadash-b15781b (LinkedIn)

Top Skills

Technical Textiles
Textile Design
Textile Industry

Nina Nadash

Results-Oriented Product Development, Marketing, Sourcing and Sustainability Brand Advocate
New York, New York, United States

Summary

Proven development of creative solutions for businesses that win! Experienced Senior Marketing Manager with a demonstrated history of building businesses in the Home Fashions industry. Skilled in Negotiation, Retail, International Business, Textiles, Sustainability, and Marketing. Strong professional with sales skills and extensive industry contacts. Graduated from the University of Maryland and FIT. Textile Exchange Member of Home & Hospitality Working Group. HFPA Membership Recruitment Chair and Board Member.

Experience

ONE plus N SQUARED CONSULTING
Founder and Principle Consultant
April 2019 - Present (3 years 11 months)
United States

▪ Strategy consultant for domestic and global OEM sellers and suppliers of Home and Hospitality textile products. Specializing in the areas of supply chain, sustainability criteria, marketing, product labeling copy and product development. Enhancing supplier and retailer relationships through refined market strategies, improved efficiencies, creative product development and innovation research.

Lenzing AG
Senior Home & Interiors Market Manager, North America
July 2006 - April 2019 (12 years 10 months)
Greater New York City Area

H.F. Mfg.. Company
Fabric Sourcing and Development - Children's Clothing Manufacturer
June 2004 - June 2006 (2 years 1 month)
NY, NY

All fabric development and sourcing, testing, purchasing and quality control of textiles from primarily Asian and some Domestic Mills. Expand resources,

negotiate pricing, review technical packages and perform all purchasing. Schedule all shipments and allocations to various 807 cut and sew facilities. Manage all submits for color and shade bands to all major retailing customers including Walmart. Maintain and develop fabric and trims library. Heavy Jacquard and yarn dye development. Oversee fabric inventory.

Pink Inc

Operations Manager –Décor and Apparel Manufacturing- Special Events

March 2003 - May 2004 (1 year 3 months)

New York, NY

Custom Décor and Apparel Manufacturing business rental and purchase for special events from the Today Show and Superbowl to Macy's promotions and private functions.

Oversaw execution of design, purchasing, production and delivery of all hard and soft products. Managed personnel, Cut and Sew production and product development of custom fabric and construction of metal products. Source and develop new technical fabrications, trims, color and dye sublimation digital prints. Established, implemented and imporved procedural standards for purchasing, inventories, shipping, manufacturing production flow, quality control and product development. Supervisory responsibilities for payroll, evaluations, hire and develop new personnel.

Guilford Mills

Senior Merchandiser, Fabric Design Director, R&D Coordinator

June 1996 - January 2001 (4 years 8 months)

New York, NY

Drove the New Home Textile Business Development Division within Guilford Mills from start up to achieving over $147 Million of annual new Home Textile knitted business sales. Directed fabric and market development activities for all Bedding, Decorative and Upholstery businesses. Developed product for both the Guilford Home wholesale home goods business segment, as well as, and primarily to the manufacturing industries. Evaluated and monitored production costs and established pricing. Divisional sales achieved highest divisional profit margin in corporation on a quarterly basis for many years.

Entrepreneurial in seeking out new opportunities to enhance added-value sales and product diversity.

Programs included Karen Neuburger, Jockey, Hunter Douglas “Silhouette and Luminette” and Martha Stuart and Bibb among others.

Education

University of Maryland College Park

Bachelor's degree, Sociology, Art History, Art Studio

Fashion Institute of Technology

Fashion Buying and Merchandising

University of Pittsburg

Bachelor's degree

University of Pittsburgh at Bradford